

April 4, 2012

Via E-mail
Mr. Floyd L. Smith
Petron Energy II, Inc.
Chief Executive Officer, President and Director
17950 Preston Road, Suite 960
Dallas, Texas 75252

> **Re: Petron Energy II, Inc.**
> **Form 10-K for the Fiscal Year ended August 31, 2011**
> **Filed December 14, 2011**
> **Form 8-K, Filed January 6, 2012**
> **File No. 333-160517**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended August 31, 2011

General

1.   We note you have not filed a Form 10-Q for the first quarter of your fiscal year ending August 31, 2012, which ended November 30, 2011. We understand from the disclosure on page 39 of your January 6, 2012 Form 8-K that you changed your fiscal year-end to December 31 on January 3, 2012, the effective date of your common-control merger. However, you were required to file the interim report by January 16, 2012 to comply with General Instruction A to Form 10-Q. The guidance in Rule 13a-10(e)(1) of Regulation 13A clarifies that this report is required notwithstanding your change in fiscal year.

Ordinarily, you would also need to file a transition report covering the four months ended December 31, 2011 to comply with Rule 13a-10(b) or (c) of Regulation 13A. However, if you acquired a business on January 3, 2012 and were previously a shell company, we will further evaluate the need for the transition report if you believe it would not provide material information and are able to clearly articulate the reasons for your view. Otherwise, you are delinquent in filing your transition report, which was due on either February 17, 2012 or April 2, 2012, depending on whether you elect to initially file audited or unaudited transition period financial statements.

In either case, since the January 6, 2012 Form 8-K did not include financial statements for periods of your new fiscal year which closed prior to your change in fiscal year, you must amend that current report to include audited financial statements for the fiscal year ended December 31, 2011. We suggest that you contact us by telephone in the course of formulating your response to ensure you have properly understood the actions required.

2. Tell us your rationale in filing the Form 12b-25 on March 30, 2012, indicating you intend to file a Form 10-K for the fiscal year ended December 31, 2011, and describe the financial statements you plan to include in this filing, any retrospective accounting that may be pertinent to your common control merger, and the manner by which you would depict predecessor activity in meeting the requirements of the Form.

Form 8-K filed January 6, 2012

Item 2.01 Completion of Acquisition or Disposition of Assets

Form 10 Disclosure, page 4

3. Given that you were a shell company prior to acquiring Petron Energy Special Corp. (Petron Energy), this entity is considered your predecessor. Therefore, you will need to revise the Form 10 disclosures to include information related to the business of Petron Energy in all applicable sections and for all periods.

Properties, page 25

4. Since you have succeeded to the business of your predecessor, and are now engaged in oil and gas operations, you need to disclose the information required by Subpart 1200 of Regulation S-K. Please revise accordingly.

Exhibit 99.1

Petron Energy Special Corp Financial Statements

Independent Auditors Report, page F-2

5.   Please make arrangements with your auditors to obtain an audit conducted in accordance
        with the standards of the Public Company Accounting Oversight Board. You will need
        to file an audit report with conforming language.

Note 11 – Supplemental Information on Oil and Gas (Unaudited), page F-17

6.   We note that you have disclosed information about proved oil and gas reserves and the
        standardized measure of discounted future net cash flows for 2010. Please expand your
        disclosure to include comparable information for 2009 to comply with FASB ASC 932-
        235-50. Such disclosure is necessary for each period covered by the financial statements.

Exhibit 99.3

Notes to Unaudited Combined Pro Forma Financial Information, page F-27

7.   Tell us the reason for the pro forma adjustment related to producing oil and gas properties
        for equipment purchased from Petron Energy Special Corp and reconcile the information
        in footnote 2, associating the values with an exchange involving 3,000,000 shares of
        common stock, with the corresponding equity disclosure on page F-10 of your Form 10-
        K, also the subsequent events disclosure on page F-16 of Exhibit 99.1 and equity
        disclosure on page F-23 of Exhibit 99.2. Given that you state the transaction was
        recorded using historical cost because the entities were under common control, in
        addition to your explanation for the valuation discrepancies, we would like to understand
        why an adjustment to the producing oil and gas property line item is necessary.

8.   Tell us why disclosure on page F-24 of Exhibit 99.3 states that your merger occurred in
        December 2011 while disclosure in your January 6, 2012 Form 8-K indicates the merger
        did not occur until January 3, 2012. Please describe the factual basis for your disclosures.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

Floyd L. Smith
Petron Energy II, Inc.
April 4, 2012
Page 4

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief